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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008



                           PETROCHINA COMPANY LIMITED



                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---             ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                  --------



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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the approval on the issuance of corporate bonds by the Issuance Review Committee of China Securities Regulatory Commission.



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                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 PetroChina Company Limited


Dated: November 21, 2008                         By:    /s/ Li Huaiqi
                                                        ------------------
                                                 Name:  Li Huaiqi
                                                 Title: Company Secretary



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.



                                 (COMPANY LOGO)



                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED

           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

                                (STOCK CODE: 857)



                                  ANNOUNCEMENT

           APPROVAL ON THE ISSUANCE OF CORPORATE BONDS BY THE ISSUANCE REVIEW COMMITTEE OF CHINA SECURITIES REGULATORY COMMISSION

             PROPOSAL TO APPLY FOR REGISTRATION OF MEDIUM-TERM NOTES



The Company and all Board members warrant the truthfulness, accuracy and completeness of this announcement and warrant that there are no misrepresentation or misleading statements contained in, or material omissions from, this announcement.


On 19 November 2008, the Issuance Review Committee of China Securities Regulatory Commission has conditionally approved the application by PetroChina Company Limited (the "COMPANY") for the issuance of corporate bonds. Pursuant to the approval, it is expected that the Company may issue corporate bonds with principal amount of not more than RMB30 billion at the Shanghai Stock Exchange. Further announcement will be made as and when the Company receives the written notice of approval from the China Securities Regulatory Commission.

Pursuant to the resolution passed at the Company's First Extraordinary General Meeting of 2008 (the "SHAREHOLDERS' MEETING") convened on 31 July 2008, the Company has decided to submit an application to the National Association of Financial Market Institutional Investors for the registration of bonds with principal amount of not more than RMB30 billion as and when appropriate, which is within the authority granted by the shareholders to issue bonds with principal amount of not more than RMB60 billion as approved at the Shareholders' Meeting. Such RMB30 billion bond is catergorized under medium-term notes. The Company will make



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further announcements in respect of the issue of medium-term notes of not more than RMB30 billion at appropriate time.


                                                        By order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                              LI HUAIQI
                                                        Secretary to the Board

21 November 2008

As at the date of this announcement, the Board of Directors comprises Mr Jiang fJiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.



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